Exhibit 4.2
DESCRIPTION OF INDUSTRIAL PROPERTY TRUST
SECURITIES REGISTERED PURSUANT TO SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a summary of the material terms of shares of beneficial interest of Industrial Property Trust, registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as set forth in our declaration of trust and bylaws, as amended and supplemented from time to time. This summary is qualified in its entirety by reference to our declaration of trust and bylaws. References herein to “us,” “we,” “our,” or the “Trust” refer to Industrial Property Trust. Under our declaration of trust, we have authority to issue a total of 1.7 billion shares of beneficial interest, consisting of 1.5 billion Class A common shares of beneficial interest, $0.01 par value per share, and 200 million preferred shares of beneficial interest, $0.01 par value per share. Only our Class A common shares of beneficial interest, which we refer to herein as our “common shares,” are registered pursuant to Section 12(g) of the Exchange Act. Our board of trustees, with the approval of a majority of the entire board and without any action by our shareholders, may amend our declaration of trust from time to time to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of beneficial interest of any class or series that we have authority to issue.
Common Shares
The holders of common shares are entitled to one vote per share on all matters voted on by shareholders, including election of our trustees. Our declaration of trust does not provide for cumulative voting in the election of trustees. Therefore, the holders of a majority of the outstanding common shares can elect our entire board of trustees. Subject to any preferential rights of any outstanding class or series of preferred shares, the holders of common shares are entitled to such distributions as may be authorized from time to time by our board of trustees out of legally available funds and declared by us and, upon liquidation, are entitled to receive all assets available for distribution to shareholders. All common shares that have been issued are fully paid and non-assessable common shares. Holders of common shares will not have preemptive rights, which means that holders will not have an automatic option to purchase any new common shares that we issue, and generally will not have appraisal rights unless our board of trustees determines that appraisal rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Shareholders are not liable for our acts or obligations.
We will not issue certificates for common shares. Common shares will be held in “uncertificated” form which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. DST Systems, Inc. acts as our registrar and as the transfer agent for common shares. Transfers can be requested by mailing a transfer and assignment form, which we will provide at no charge, to:

For regular mail:	For overnight deliveries:
Black Creek Group	Black Creek Group
P.O. Box 219079	c/o DST Systems, Inc.
Kansas City, MO 64121-9079	430 W. 7th Street, Suite 219079
Kansas City, MO 64121-9079

Preferred Shares
The issuance of preferred shares must be approved by a majority of our independent trustees who do not have an interest in the transaction and who have access, at our expense, to our legal counsel or to independent legal counsel. Our declaration of trust authorizes our board of trustees to classify and reclassify any unissued common shares and preferred shares into other classes or series of shares. Prior to issuance of shares of each class or series, our board of trustees is required to set, subject to restrictions on transfer of our shares set forth in our declaration of trust, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Thus, our board of trustees could authorize the issuance of common shares or preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for holders of our common shares or otherwise be in their best interest. Our board of trustees has no present plans to issue preferred shares, but may do so at any time in the future without shareholder approval.
Meetings, Special Voting Requirements and Access to Records
An annual meeting of our shareholders will be held not less than 30 days after delivery of our annual report. Our board of trustees, including the independent trustees, will take reasonable steps to insure that this requirement is met. Special meetings of shareholders may be called only upon the request of a majority of the trustees, a majority of the independent trustees, the chairman of the board, the chief executive officer or the president and must be called by the secretary to act on any matter that may be properly considered at a meeting of shareholders upon the written request of shareholders entitled to cast at least 10% of all the votes entitled to be cast on such matter at such meeting. The presence of 50% of the outstanding common shares either in person or by proxy shall constitute a quorum. Generally, the affirmative vote of a majority of the votes cast on a matter is necessary to take shareholder action, except that a majority of the votes represented in person or by proxy at a meeting at which a quorum is present is required to elect a trustee and except for the matters described in the next paragraph, which must be approved by the affirmative vote of shareholders entitled to cast a majority of all the votes entitled to be cast on the matter.
Under our declaration of trust, shareholders are generally entitled to vote at a duly held meeting at which a quorum is present on (i) the amendment of our declaration of trust; (ii) our merger or consolidation into another entity, or the sale or other disposition of all or substantially all of our assets, other than a sale or other disposition in the ordinary course of business or following the adoption by the board of trustees of a plan of liquidation of the Trust; and (iii) such other matters with respect to which the board of trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the shareholders for approval or ratification.
The advisory agreement by and among us, Industrial Property Operating Partnership LP (the “Operating Partnership”) and our external advisor (the “Advisor”), including the selection of the Advisor, is approved annually by our trustees including a majority of the independent trustees. While our shareholders do not have the ability to vote to replace the Advisor or to select a new advisor, shareholders do have the ability, by the affirmative vote of shareholders entitled to cast a majority of all the votes entitled to be cast generally in the election of trustees, to remove a trustee from our board of trustees. An alphabetical list of the names, addresses and telephone numbers of our shareholders, along with the number of common shares held by each of them, shall be maintained as part of our books and records and shall be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list shall be updated at least quarterly to reflect changes in the information contained therein. A copy of the list shall be mailed to any shareholder who requests the list within 10 days of our receipt of the request. A shareholder may request a copy of the shareholder list in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay the reasonable costs of postage and duplication. We have the right to request that a requesting shareholder represent to us that the list will not be used to pursue commercial interests. In addition to the foregoing, shareholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to shareholders in the context of the solicitation of proxies for voting on matters presented to shareholders or, at our option, provide requesting shareholders with a copy of the list of shareholders so that the requesting shareholders may make the distribution of proxies themselves. If a proper request for the shareholder list is not honored, then the requesting shareholder shall be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder shall not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of sales or using the list for a commercial purpose or any other purpose not related to the requesting shareholder’s interest in the affairs of the Trust.
In addition, pursuant to our declaration of trust, any shareholder and any designated representative thereof shall be permitted access to our corporate records to which such shareholder is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Under Maryland law, shareholders are therefore entitled to inspect and copy only our bylaws, minutes of shareholder proceedings, annual statements of affairs, voting trust agreements and statements of the amount of securities issued by us during the period specified by the requesting shareholder, which period may not be longer than 12 months prior to the date of the shareholder’s request. Statements of securities will only include the number of shares issued during the period and the consideration received per share, in conformity with Maryland law, and will not include any personal identifying information concerning the holders of the shares. Requests to inspect and/or copy our corporate records must be made in writing to Industrial Property Trust, 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202. It is the policy of our board of trustees to comply with all proper requests for access to our corporate records in conformity with our declaration of trust and Maryland law.

Tender Offers
Our declaration of trust provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least 10 business days before initiating the tender offer. Our declaration of trust also prohibits any shareholder from transferring our shares to a person who makes a tender offer which does not comply with the provisions set forth above unless such shareholder has first offered such shares to us at the tender offer price offered in the non- compliant tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with enforcing our declaration of trust provisions concerning that offeror’s noncompliance.
Restriction on Ownership of Shares
In order for us to qualify as a REIT, no more than 50% in value of the outstanding common shares may be owned, directly or indirectly through the application of certain attribution rules under the Code, by any five or fewer individuals, as defined in the Code to include specified entities, during the last half of any taxable year. In addition, the outstanding common shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year, excluding our first taxable year ended December 31, 2013. In addition, we must meet requirements regarding the nature of our gross income, composition of our assets, amount of distributions and various other tests in order to qualify as a REIT. One of these requirements is that at least 75% of our gross income for each calendar year must consist of rents from real property and income from other real property investments (and a similar test requires that at least 95% of our gross income for each calendar year must consist of rents from real property and income from other real property investments together with certain other passive items such as dividend and interest). The rents received by the Operating Partnership from any customer will not qualify as rents from real property, which could result in our loss of REIT status, if we own, actually or constructively within the meaning of certain provisions of the Code, 10% or more of the ownership interests in that customer. In order to assist us in preserving our status as a REIT, among other purposes, our declaration of trust provides generally that (i) no person may beneficially or constructively own common shares in excess of 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding common shares; (ii) no person may beneficially or constructively own shares in excess of 9.8% of the value of the total outstanding shares; (iii) no person may beneficially or constructively own shares that would result in the Trust being “closely held” within the meaning of Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT (including, but not limited to, beneficial or constructive ownership that would result in the Trust owning (actually or constructively) an interest in a customer that is described in Section 856(d)(2)(B) of the Code if the income derived by the Trust from such customer would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code); and (iv) no person may transfer or attempt to transfer shares if such transfer would result in shares being owned beneficially by fewer than 100 persons.

Our declaration of trust provides that if any of the restrictions on transfer or ownership described above are violated, the shares that, if transferred, would cause the violation will be automatically transferred to a charitable trust for the benefit of one or more charitable beneficiaries effective on the day before the purported transfer of such shares. We will designate a trustee of the charitable trust that will not be affiliated with us or the purported transferee or record holder. We will also name a charitable organization as beneficiary of the charitable trust. The trustee will receive all distributions on the shares in the same trust and will hold such distributions in trust for the benefit of the beneficiary. The trustee also will vote the shares in the same trust. Subject to Maryland law, the trustee will also have the authority (i) to rescind as void any vote cast by the purported transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. The purported transferee will acquire no rights in such shares, unless, in the case of a transfer that would cause a violation of the 9.8% ownership limit, the transfer is exempted (prospectively or retroactively) by our board of trustees from the ownership limit based upon receipt of information (including certain representations and undertakings from the purported transferee) that such transfer would not violate the provisions of the Code for our qualification as a REIT. In addition, our declaration of trust provides that we may redeem shares upon the terms and conditions specified by our board of trustees in its sole discretion if our board of trustees determines that ownership or a transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted transfers in violation of the restrictions described above may be void ab initio.
The trustee of the charitable trust will sell the shares to a person whose ownership of shares will not violate the ownership limits. The sale shall be made within 20 days of receiving notice from us that shares have been transferred to the trust. During this 20-day period, we will have the option of purchasing such shares. Upon any such sale or purchase, the purported transferee or holder shall receive a per share price equal to the lesser of (a) the price paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the charitable trust and (b) in the case of a sale, the price per share received by the charitable trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the charitable trust or in the case of a purchase, the market price on the date we or our designee accept the offer to purchase. The charitable trustee may reduce the amount payable to the purported transferee by the amount of dividends and other distributions which have been paid to the purported transferee and are owed by the purported transferee to the charitable trustee pursuant to our declaration of trust. Any net sales proceeds in excess of the amount payable to the purported transferee shall be immediately paid to the charitable beneficiary. If, prior to the discovery by us that shares have been transferred to the charitable trustee, such shares are sold by a purported transferee, then (i) such shares shall be deemed to have been sold on behalf of the charitable trust and (ii) to the extent that the purported transferee received an amount for such shares that exceeds the amount that such purported transferee was entitled to receive pursuant to our declaration of trust, such excess shall be paid to the charitable trustee upon demand.
Any person who acquires or attempts or intends to acquire beneficial ownership or constructive ownership of shares that will or may violate the foregoing restrictions, or any person who would have owned shares that resulted in a transfer to the charitable trust pursuant to our declaration of trust, is required to immediately give written notice to us of such event, or in the case of such a proposed or attempted transaction, give at least 10 business days prior written notice, and shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.
The ownership limits do not apply to a person or persons which our board of trustees has, in its sole discretion, determined to exempt (prospectively or retroactively) from the ownership limit upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns more than 5% (or such lower percentage applicable under the Code or Treasury regulations) of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned and other information related to such ownership.

Distributions
As described below under “—Plan of Liquidation,” we have adopted a plan of liquidation and we anticipate that any future distributions paid to our shareholders will be liquidating distributions paid from the net proceeds of the sale of our remaining assets. There can be no assurances as to the timing or amount of any liquidating distributions.
Subject to any preferential rights of any outstanding series of preferred shares, holders of our common shares are entitled to such distributions as may be authorized from time to time by our board of trustees and declared by us and, upon liquidation, are entitled to receive all assets available for distribution to shareholders. Distributions in kind are not be permitted, except in certain specified circumstances, including distributions of readily marketable securities or securities of the Trust and distributions of beneficial interests in a liquidating trust established for the dissolution of the Trust and the liquidation of our assets. The receipt of marketable securities in lieu of cash distributions may cause shareholders to incur transaction expenses in liquidating the securities.
Our bylaws provide that our board of trustees may authorize dividends and other distributions, subject to provisions of law and our declaration of trust. Before payment of any dividends or other distributions, our board of trustees may set aside out of the assets of the Trust available for dividends or other distributions such sums as our board of trustees may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends, for repairing or maintaining any property of the Trust or for such other purposes as our board of trustees shall determine, and our board of trustees may modify or abolish any such reserve.
Each year, in order to maintain our qualification as a REIT, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to the sum of 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, 90% of our after-tax net income, if any, from foreclosure property, minus the sum of certain items of non-cash income.
We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute with respect to each year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for such year, and any undistributed taxable income from prior periods, we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. Shareholders shall have no right to any dividend or other distribution unless and until authorized by our board of trustees and declared by the Trust.
Amounts available for distributions will be affected by our expenses, including any fees paid and distributions made to the Advisor and any of its affiliates. The amounts available for distributions will also be affected by any redemption payments made pursuant to our share redemption program or any distributions made to the holders of partnership units in the Operating Partnership (the “OP Units”) or partnership units in the Operating Partnership constituting a separate series of partnership interests with special distribution rights.

Share Redemption Program

We expect that there will be no regular secondary trading market for our common shares. We have adopted a share redemption program that is available solely in connection with the death of a shareholder in accordance with the procedures outlined in, and subject to the conditions and limitations described in our share redemption program. At the time that a request for redemption is submitted, we may, subject to the conditions and limitations of our share redemption program, redeem the common shares presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption. There is no fee in connection with a redemption of common shares. The share redemption program will be immediately terminated if a secondary market for our common shares is otherwise established or if the aggregate amount of redemption proceeds paid under our share redemption program (as amended and restated effective January 8, 2020) equals $1.0 million (the “Aggregate Redemption

Cap”). Our share redemption program is made available solely at the discretion of our board of trustees and we are not obligated to redeem common shares under the share redemption program.

We intend to redeem common shares quarterly under the program. All requests for redemption must be made in writing and received by us at least 15 days prior to the end of the applicable quarter (the “Applicable Quarter End”). Redemption requests may be withdrawn in whole or in part by submitting a request in writing that is received by us at any time up to three business days prior to the Applicable Quarter End.

Shares will be redeemed at a price equal to the estimated net asset value per share most recently announced by the Trust in a public filing with the Securities and Exchange Commission (the “SEC”) as of the Applicable Quarter End. Any redemption request must be submitted to us within 18 months after the date of death of the shareholder and must meet the other conditions and procedural requirements set forth in our share redemption program. Our board of trustees reserves the right in its sole discretion at any time and from time to time to (a) reject any request for redemption for any reason or (b) reduce the amount of common shares allowed to be redeemed under the share redemption program.

Our board of trustees may, in its sole discretion, amend, suspend, or terminate our share redemption program at any time without shareholder approval. Any amendment, suspension or termination of our share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units for, at our sole discretion, common shares, cash, or a combination of both pursuant to the Operating Partnership Agreement. If our board of trustees decides to materially amend, suspend or terminate the share redemption program, we will provide shareholders with prompt written notice, which we will provide by filing a Current Report on Form 8-K with the SEC. Therefore, shareholders may not have the opportunity to make a redemption request prior to any potential suspension, amendment or termination of our share redemption program.

In the event that the total amount of shares requested for redemption exceeds the Aggregate Redemption Cap, we plan to redeem the common shares on a pro rata basis until the Aggregate Redemption Cap is reached and then our share redemption program will automatically terminate. However, such determinations regarding our share redemption program will not affect any determinations that may be made by our board of trustees regarding requests by holders of OP Units for redemption of their OP Units pursuant to the Operating Partnership Agreement.
We include a link to the most recent version of our share redemption program in the exhibit index of each of our periodic reports filed with the SEC. In addition, shareholders can find the latest version of our share redemption program on our website: www.industrialpropertytrust.com or can contact us at Black Creek Industrial REIT IV Inc., 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202, for the latest version of our share redemption program, including terms and limitations.
Plan of Liquidation
We adopted a plan of liquidation in January 2020 for tax purposes and have completed the sale of substantially all of our assets. Our remaining assets consist primarily of our minority interests in two joint venture partnerships. Pursuant to our plan of liquidation, we are required to complete our liquidation by January 6, 2022, which is within 24 months following the adoption of the plan. If, at the end of the 24-month period, we have not sold all of our assets and distributed all of the net proceeds to our shareholders, we intend to complete our liquidation by electing to be treated as a partnership for U.S. federal income tax purposes. There can be no assurances as to the timing of the completion of our liquidation or the timing or amount of any liquidating distributions to be paid to our shareholders. We do not anticipate that a secondary trading market will develop for our common shares. Therefore, it will be very difficult for shareholders to sell their common shares promptly or at all while we execute our plan of liquidation, and any such sales may be made at a loss. As described above, our share redemption program is available at the discretion of our board of trustees and presently is only available on a limited basis in connection with the death of a shareholder.

Business Combinations
Under the Maryland General Corporation Law, certain business combinations between a Maryland REIT and an interested shareholder or the interested shareholder’s affiliate are prohibited for five years after the most recent date on which the shareholder becomes an interested shareholder. For this purpose, the term “business combinations” includes mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers and issuances or reclassifications of equity securities. An “interested shareholder” is defined for this purpose as: (i) any person who beneficially owns, directly or indirectly, 10 percent or more of the voting power of the REIT’s outstanding voting shares; or (ii) an affiliate or associate of the REIT who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the REIT. A person is not an interested shareholder under the Maryland General Corporation Law if the board of trustees approved in advance the transaction by which the person otherwise would become an interested shareholder. However, in approving the transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by the board.

After the five-year prohibition, any such business combination between the REIT and an interested shareholder generally must be recommended by the board of trustees of the REIT and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the REIT and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the REIT other than voting shares held by the interested shareholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested shareholder, voting together as a single voting group.
These super majority vote requirements do not apply if the REIT’s common shareholders receive a minimum price, as defined under the Maryland General Corporation Law, for their common shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its common shares.
None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of trustees of the REIT prior to the time that the interested shareholder becomes an interested shareholder. Pursuant to the business combination statute, our board of trustees has exempted any business combination involving us and any person. Consequently, the five-year prohibition and the super majority vote requirements will not apply to business combinations between us and any person. As a result, any person may be able to enter into business combinations with us that may not be in the best interest of our shareholders, without compliance with the super majority vote requirements and other provisions of the statute.
Should our board of trustees opt in to the business combination statute, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Business Combination with the Advisor
Many REITs that are listed on a national securities exchange or included for quotation on an over-the-counter market are considered self-administered, which means that they employ persons or agents to perform all significant management functions. The costs to perform these management functions are “internalized,” rather than external, and no third-party fees, such as advisory fees, are paid by the REIT. We may consider becoming a self-administered REIT once our assets and income are, in our board’s view, of sufficient size such that internalizing some or all of the management functions performed by the Advisor is in our best interests.
If our board of trustees should make this determination in the future, our board of trustees will form a special committee comprised entirely of independent trustees to consider a possible business combination with the Advisor. Our board of trustees will, subject to applicable law, delegate all of its decision making power and authority to the special committee with respect to these matters, including the power and authority to retain its own financial advisors and legal counsel to, among other things, negotiate with representatives of the Advisor regarding a possible business combination. In any event, before we can complete any business combination with the Advisor, the following three conditions must be satisfied:

•
the special committee receives an opinion from a qualified investment banking firm concluding that the consideration to be paid to acquire the Advisor is fair to our shareholders from a financial point of view;

•	our board of trustees determines that such business combination is advisable and in our best interests; and

•	such business combination is approved by our shareholders entitled to vote thereon in accordance with our declaration of trust and bylaws.

Unless and until definitive documentation is executed, we will not be obligated to complete a business combination with the Advisor. Also, our sponsor has informed us that, in connection with an internalization, it would be willing to limit remuneration for its ownership interest in the Advisor to the extent necessary to ensure that, after taking into consideration payment of such remuneration, the Advisor determines that our shareholders in the aggregate would reasonably be expected to receive, or have the option to receive, aggregate distributions from all sources (including any anticipated future liquidity event) equal to their capital contributions plus a 6.0% cumulative non-compounded annual pre-tax return thereon. The foregoing, however, does not limit the ability of each of the Advisor and our sponsor to receive any fees, commissions, distributions with respect to the Special Units and any common shares held by the Advisor or our sponsor, or other amounts to which they might otherwise be entitled. The foregoing is subject to approval of our board and documentation of a final agreement between us and our sponsor.
Control Share Acquisitions
The Maryland General Corporation Law provides that a holder of Control Shares of a Maryland REIT acquired in a Control Share acquisition have no voting rights with respect to such shares except to the extent approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Common shares owned by the acquirer, by officers or by employees who are trustees of the REIT are not entitled to vote on the matter. “Control Shares” are voting shares of beneficial interest which, if aggregated with all other shares of beneficial interest owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing trustees within one of the following ranges of voting powers:

•	One-tenth or more but less than one-third;

•	One-third or more but less than a majority; or

•	A majority or more of all voting power.
Control Shares do not include shares of beneficial interest the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the REIT. Except as otherwise specified in the statute, a “Control Share acquisition” means the acquisition of issued and outstanding Control Shares. Once a person who has made or proposes to make a Control Share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the REIT may itself present the question at any shareholders meeting. If voting rights are not approved for the Control Shares at the meeting or if the acquiring person does not deliver an “Acquiring Person Statement” for the Control Shares as required by the statute, the REIT may redeem any or all of the Control Shares for their fair value, except for Control Shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the Control Shares, and is to be determined as of the date of any meeting of shareholders at which the voting rights for Control Shares are considered and not approved or, if no such meeting is held, as of the date of the last Control Share acquisition by the acquirer.
If voting rights for Control Shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the Control Share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a Control Share acquisition.
The Control Share acquisition statute does not apply to shares acquired in a merger, consolidation or statutory share exchange if the REIT is a party to the transaction or to acquisitions approved or exempted by the declaration of trust or bylaws of the REIT. As permitted by the Maryland General Corporation Law, we have provided in our bylaws that the Control Share provisions of the Maryland General Corporation Law will not apply to any acquisition by any person of our shares of beneficial interest, but our board of trustees retains the discretion to change this provision in the future.
Subtitle 8
Subtitle 8 of Title 3 of the Maryland General Corporation Law, which we refer to as “Subtitle 8,” permits the board of trustees of a Maryland REIT with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in its declaration of trust or bylaws, to any or all of five provisions:

•	A classified board;

•	A two-thirds vote requirement for removing a trustee;

•	A requirement that the number of trustees be fixed only by vote of the trustees;

•
A requirement that a vacancy on the board be filled only by the remaining trustees and, if the board is classified, for the remainder of the full term of the class of trustees in which the vacancy occurred; and

•	A majority requirement for the calling of a shareholder-requested special meeting of shareholders.
Pursuant to Subtitle 8, we have elected to provide that vacancies on our board of trustees will be filled only by the remaining trustees and for the remainder of the full term of the trusteeship in which the vacancy occurred. Through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, we vest in our board of trustees the exclusive power to fix the number of trusteeships provided that the number is not less than three. We have not elected to be subject to the other provisions of Subtitle 8.
Restrictions on Roll-Up Transactions
In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of the Trust and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our assets from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with the Advisor or trustees and must be engaged to a substantial extent in the business of rendering opinions regarding the value of real property and/or other assets of the type held by us. If the appraisal will be included in a prospectus used to offer the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, the appraisal will be filed with the SEC and the states in which the securities are being registered as an exhibit to the registration statement for the offering. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with a proposed roll-up transaction.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed roll-up transaction:

•
which would result in common shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our declaration of trust, including rights with respect to the election and removal of trustees, annual and special meetings, amendment of the declaration of trust and our dissolution;

•
which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of sharesheld by that investor;

•
in which our common shareholders’ rights to access of records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our declaration of trust and described in “—Meetings, Special Voting Requirements and Access To Records” above; or

•	in which we would bear any of the costs of the roll-up transaction if our common shareholders reject the roll-up transaction.

Advance Notice of Trustee Nominations and New Business
Our bylaws provide that with respect to an annual meeting of shareholders, nominations of individuals for election to our board of trustees and the proposal of business to be considered by shareholder may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of trustees or (iii) by a shareholder who is a shareholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other matter and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of trustees at a special meeting may be made only (i) by or at the direction of our board of trustees or (ii) provided that the special meeting has been called in accordance with the bylaws for the purpose of electing trustees, by a shareholder who is a shareholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

Forum for Certain Litigation
Our bylaws provide that the Circuit Court for Baltimore City, Maryland, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any duty owed by any trustee or officer or employee of the Trust to us or to our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law or our declaration of trust or bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, and any record or beneficial shareholder of the Trust who commences such an action shall cooperate in a request that the action be assigned to the court’s Business and Technology Case Management Program. This choice of forum provision will not apply to claims arising under the Securities Act or the Exchange Act.
Reports to Shareholders
Our declaration of trust requires that we prepare an annual report and deliver it to our shareholders within 120 days after the end of each fiscal year.